Filing by AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.
Subject Companies:
AIM Equity Funds (Invesco Equity Funds)
(SEC File No. 811-01424)
AIM Growth Series (Invesco Growth Series)
(SEC File No. 811-02699)
AIM Investment Securities Funds (Invesco Investment Securities Funds)
(SEC File No. 811-05686)
AIM Sector Funds (Invesco Sector Funds)
(SEC File No. 811-03826)
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
(SEC File No. 811-07452)

Key Dates
Shareholder meeting dates, voting information and other details regarding the proposed fund reorganizations will be included in subsequent communications.
Dec. 6, 2012
Invesco Announces Proposed Fund Reorganizations
After careful consideration, the Invesco Funds Board of Trustees has approved reorganizations of our US mutual fund lineup, pending shareholder approval. Shareholder meeting dates, voting information and other details regarding the proposed fund reorganizations will be included in subsequent communications.
Proposed Fund Reorganizations

Target Fund	Acquiring Fund

Invesco Municipal Bond Fund	Invesco Municipal Income Fund
Invesco Leaders Fund	Invesco Growth Allocation Fund
Invesco Leisure Fund	Invesco American Franchise Fund
Invesco Constellation Fund	Invesco American Franchise Fund
Invesco High Yield Securities Fund	Invesco High Yield Fund
Invesco V.I. High Yield Securities Fund	Invesco V.I. High Yield Fund
Invesco Dynamics Fund	Invesco Mid Cap Growth Fund
Contact us
Should you have questions, please contact your financial advisor for more information. Financial professionals should contact Invesco at:

National Wirehouse	Independent Advisor	Institutional and Insurance Sales
800 998 4246	800 337 4246	800 410 4246

Broker Dealer	Retirement Division	Registered Investment Adviser
800 421 0807	800 370 1519	800 421 4023

Client Services	Closed-End Funds	Global Cash Management
800 959 4246	800 341 2929	800 659 1005, option 2
Explore Intentional Investing with Invesco

Invesco is one of the world’s leading independent global investment management firms. Our “investors first” approach is built on a philosophy we call Intentional InvestingSM. This philosophy guides the way we:

Manage money	Manage risk	Develop products	Connect with you, our clients
We’re an independent firm with more than 600 investment professionals who are solely focused on managing your money with purpose, prudence and diligence.	Our top priority is to manage the risks that can threaten your investments. That’s why we’ve embedded risk-mitigation processes into every aspect of our business.	We offer investment strategies across all major asset classes, delivered through a variety of vehicles to meet your needs.	We’re committed to giving you the expert insights you need to make informed investing decisions.
Employee data as of June 30, 2012
Where to find additional information
Each fund listed above as an Acquiring Fund will file with the Securities and Exchange Commission (the SEC) definitive proxy materials that will include a prospectus for the Acquiring Fund and a proxy statement for each applicable Target Fund. All shareholders are advised to read the definitive proxy statements in their entirety when they become available because they will contain important information regarding the funds, the board’s considerations in recommending the reorganizations, the identity of the participants in the solicitation, and a description of any interest of those persons in the transactions and related matters.
Definitive proxy statements are expected to be mailed to fund shareholders during the first half of 2013. Shareholders may obtain a free copy of the definitive proxy statements when available, along with other documents filed by the funds with the SEC, at the SEC’s website at http://www.sec.gov. In addition, copies of the definitive proxy statements, once available, may be obtained, free of charge, by directing a request to Invesco via mail to 11 Greenway Plaza, Suite 1000, Houston, TX 77046 or via phone to 800 959 4246.
Each fund also files annual and semiannual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by a fund at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1 800 SEC 0330 for further information on the public reference room. Filings made with the SEC by a fund are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.
The foregoing is not an offer for sale of any security or a solicitation of any proxy.
About risk
For complete details about the risks associated with each fund listed, see the prospectus and shareholder reports.
NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE
Before investing, investors should carefully read the prospectus and/or summary prospectus and carefully consider the investment objectives, risks, charges and expenses. For this and more complete information about the fund(s), investors should ask their advisors for a prospectus/summary prospectus or visit invesco.com/fundprospectus.
     Note: Not all products, materials or services available at all firms. Advisors, please contact your home office.
invesco.com/us      IFVA-FLY-8-E 12/12            17138      Invesco Distributors, Inc.